United States Securities and Exchange Commission April 1, 2021

April 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attn:	Gary Newberry Jeanne Baker Jeffrey Gabor Suzanne Hayes

Re:	Deerfield Healthcare Technology Acquisitions Corp. Amendment No. 1 to Preliminary Proxy Statements on Schedule 14A Filed March 8, 2021 File No. 001-39391

Ladies and Gentlemen:

On behalf of our client, Deerfield Healthcare Technology Acquisitions Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended proxy statement on Schedule 14A filed on March 8, 2021 (the “First Amended Proxy Statement”), contained in the Staff’s letter dated March 26, 2021 (the “Comment Letter”).

The Company is submitting, via EDGAR, its second amended Proxy Statement on Schedule 14A on the date hereof (the “Second Amended Proxy Statement”). To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Second Amended Proxy Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Second Amended Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 8, 2021

Anticipated Accounting Treatment, page 26

1.	In light of your revised disclosures on page 91 in response to prior comment 9, please revise your disclosure regarding control. In this regard, it is not clear that CareMax controlled DFHT and IMC before the Business Combination and, based on voting rights, will not control DFHT and IMC after the Business Combination. Address this comment as it relates to your discussion of the transaction under the caption, Sale to Deerfield Healthcare Technology Acquisition Corporation, on page F-29.

United States Securities and Exchange Commission April 1, 2021

The Company respectfully advises the Staff that it has updated the disclosures on page 26 of the Second Amended Proxy Statement to eliminate the reference to CareMax retaining control as CareMax did not have an interest in the Company or IMC prior to the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information of DFHT, page 91

2.	Your response to prior comment 7 indicates that you have appropriately revised your pro forma financial statements to affect a gross, rather than net, presentation on the face of the pro forma statements. However, it is still unclear how some of your pro forma adjustments were determined. For example, Note 4.a refers readers to Note 1 for your $214,067 adjustment to cash. Unfortunately, Note 1 does not provide readers with sufficient information to understand how you arrived at the $214,067 and $103,567 adjustments. Please revise Note 1 and/or Note 4.a to explain to readers how you arrived at these cash adjustments.

The Company respectfully advises the Staff that it has updated the disclosures on page 100 of the Second Amended Proxy Statement to clarify such disclosures.

Note 1 -- Description of the Business Combination

Basis of Presentation, page 95

3.	Please revise your first paragraph to refer to the presentation rules set forth in Rule 11- 02(a)(6) of Regulation S-X and ensure compliance with these rules. See SEC Release 33¬10786.

The Company respectfully advises the Staff that it has updated the disclosures on page 94 of the Second Amended Proxy Statement to include a reference to Rule 11-02(a)(6) of Regulation S-X in Note 1 – Description of the Business Combination.

Note 3- Reclassifications and Adjustment to Historical Information of DFHT, CareMax and IMC, page 102

4.	We note that you have presented identical IMC historical and pro forma statement of operations columns. Please remove this information or explain why it is necessary.

The Company respectfully advises the Staff that it has removed the IMC historical and pro forma statement of operations presentation from Note 3 of the pro forma financial information beginning on page 99 of the Second Amended Proxy Statement.

Note 4.e Pro Forma Adjustments, page 103

5.	We note the additional tabular presentation provided on page 105 in response to prior comment 11. Please expand your disclosures to explain how you determined the $227,993 adjustment for the reverse recapitalization.

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United States Securities and Exchange Commission April 1, 2021

The Company respectfully advises the Staff that it has updated the disclosures beginning on page 102 of the Second Amended Proxy Statement to include a footnote to the tabular presentation to explain the determination of the adjustment for the reverse acquisition. The Company further advises the Staff that it has combined the elimination of the Company’s historical equity in the reserve recapitalization into the Reverse Recapitalization caption in the tabular presentation to be consistent with similar tabular presentations included in the Second Amended Proxy Statement.

The Company respectfully notifies the Staff that we have modified our presentation to present the IMC contingent consideration in shares of DFHT Class A common shares as equity, pursuant to guidance in ASC 805, ASC 480 and ASC 815.  We have presented the IMC contingent consideration as a component of equity on the pro forma condensed combined balance sheets on page 92 of the Second Amended Proxy Statement and the pro forma equity tables in Note 4.e. on pages 102 through 104 of the Second Amended Proxy Statement.

Note 4- Pro forma Adjustments to Stockholders’ Equity, page 105

6.	Please more fully explain the nature of your $42 million adjustment for the payment of transaction fees. Expand your disclosures to identify the nature of these fees and clarify why the adjustment is reflected within stockholders’ equity. Please disclose your business combination fees separately from fees related to your PIPE transactions. In this regard, it appears that your business combination fees should be reflected within your pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of Regulation S-X. Finally, with reference to Note 1, please also explain why you do reflect the $42 million transaction fees as an adjustment to accounts payable and accrued expenses.

The Company respectfully advises the Staff that it has updated the disclosures on page 96 and pages 102 through 104 of the Second Amended Proxy Statement to expand its disclosures in Note 1 and Note 4.e. to include a breakdown of the estimated $42 million of transaction fees between those relating to (i) the issuance of equity securities in connection with the PIPE transaction, which are reflected as a reduction in additional paid-in-capital (stockholders’ equity), (ii) debt issuance fees which are reflected as a reduction of debt and (iii) those that pertain to acquisition-related costs which have been reflected as a pro forma general and administrative expense on the condensed statement of operations and as a reduction of retained earnings on the pro forma condensed balance sheet. Regarding Note 1, the Company respectfully advises the Staff that $4.4 million reclassification of transaction fees from noncurrent liabilities to accounts payable and accrued expenses (current liability) on the pro forma condensed balance sheet relates to deferred underwriting commissions related to the Company’s initial public offering of shares which become currently payable upon the consummation of the Business Combination. The aforementioned $42 million of transaction fees is unrelated to the adjustment to accounts payable and accrued expenses.

Note 4.j. Pro Forma Adjustments, page 107

7.	We note the tabular presentation you presented in response to prior comment 14. In order to provide context for the pro forma adjustments, please cross reference this information to the fair value information you present in Note 5. Alternatively, please move this information to Note 5 and revise your note references on page 93.

The Company respectfully advises the Staff that it has updated Note 4.j. on page 105 of the Second Amended Proxy Statement to cross reference the fair valuation information presented in Note 5.

8.	Your tabular presentation reflects a $77,163 adjustment related to IMC’s long term debt. Please separately present this adjustment on the face of your pro forma balance sheet as you have done for all the other pro forma adjustments related to CareMax’s acquisition of IMC. In this regard, it appears you should also revise Note 4.c. Specifically, Note 4.c refers to the Business Combination, however, it also presents an adjustment for the repayment of historical CareMax debt. Note 5 Business Combination relates only to CareMax’s acquisition of IMC. Please clarify these disclosures.

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United States Securities and Exchange Commission April 1, 2021

The Company respectfully advises the Staff that it has updated the disclosures on page 106 of the Second Amended Proxy Statement to provide a gross presentation on the face of the pro forma balance sheet. Additionally, the Company respectfully advises the Staff that it has revised Note 4.c. on page 101 to clarify the expected repayment of historical CareMax debt will occur on the date of the Closing and to clarify the repayment of the historical IMC debt concurrent with the Closing is recognized as a component of the purchase consideration transferred to acquire IMC.

Note 5. Business Combination, page 108

9.	We note the expanded disclosures provided in response to prior comment 14. Notwithstanding your belief that customer relationships were not deemed separable from goodwill, please separately assess whether IMC’s risk contracts represent an intangible asset that should be separately identified and recorded at fair value. In this regard, we note that a customer contract and the related customer relationship may represent two distinct intangible assets. Refer to ASC 805-20-55-24 and provide your analysis. Your analysis should compare and contrast the nature of IMC’s risk contracts with those of CareMax such that certain of CareMax’s recent acquisitions resulted in the recognition of risk contract intangible assets.

The Company respectfully notes the Staff’s comment and advises that it further considered whether risk contracts represent a separately identifiable intangible asset. The Company concluded that risk contracts represent a separately identifiable intangible asset and have revised the pro forma balance sheet on page 92 of the Second Amended Proxy Statement to reflect the fair value of risk contracts and the statement of operations on page 93 and Note 4.k. on page 106 to reflect related amortization expense. Additionally, the Company has revised Note 5 on page 107 to describe the significant assumptions utilized in the determination of the fair value and estimated useful life of risk contracts.

10.	You indicate that the value of the DFHT shares was based on the proposed PIPE transaction to be closed commensurate with the Business Combination at a price of $10 per share. Please explain to us further if this is the price that you will use or whether you will refer to the trading price of DFHT on the acquisition date. Please support your determination of fair value. Please refer to ASC 805-30-30-7.

The Company respectfully advises the Staff that it will refer to the trading price of the Company on the actual acquisition date in the determination of the equity portion of the purchase consideration for the Business Combination.

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United States Securities and Exchange Commission April 1, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein
Joel Rubinstein

cc: Chris Wolfe, Deerfield Healthcare Technology Acquisitions Corp.

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